UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101. Information to be Included in Statements Filed Pursuant to Section 240.13d-1(a)

and Amendments Thereto Filed Pursuant to Section 240.13d-2(a))

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )

    Youbet.com, Inc.

(Name of Issuer)

    Common Stock, $0.001 par value per share

(Title of Class of Securities)

    987413101

(CUSIP Number)

Churchill Downs Incorporated

700 Central Avenue

Louisville, Kentucky 40208

Attention: General Counsel

(502) 636-4548

with a copy to:

Brian J. Fahrney

Matthew G. McQueen

Sidley Austin LLP

1 South Dearborn

Chicago, Illinois 60603

(312) 853-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 11, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

CUSIP No. 987413101	13D

1	NAME OF REPORTING PERSONS Churchill Downs Incorporated
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Kentucky
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,696,779[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,696,779[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25%[1]
14	TYPE OF REPORTING PERSON CO

[1]	Based on 42,826,170 shares of Youbet (as defined below) common stock outstanding as of November 9, 2009, 2009 as set forth in the Merger Agreement (as defined below). Pursuant to the Voting Agreements described below, CDI (as defined below) may be deemed to have beneficial ownership of Youbet Common Stock (as defined below) outstanding on the record date of any vote at a stockholder meeting or through written consent for certain events as set forth in the Voting Agreements. CDI may be deemed to have beneficial ownership of 10,696,779 shares of Youbet Common Stock if the record date were November 9, 2009. Neither the filing of this Schedule 13D (as defined below) nor any of its contents shall be deemed to constitute an admission by CDI that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 1. Security and Issuer.

This Statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.001 per share (“Youbet Common Stock”), of Youbet.com, Inc., a Delaware corporation (“Youbet”). The principal executive offices of Youbet are located at 2600 West Olive Avenue, 5th Floor, Burbank, California 91505.

Item 2. Identity and Background.

This Schedule 13D is being filed by Churchill Downs Incorporated, a Kentucky corporation (“CDI”), pursuant to Rule 13d-1(a) of Regulation D-G under the Exchange Act. The address of the principal executive offices of CDI is 700 Central Avenue, Louisville, Kentucky 40208. Set forth in Schedule A hereto, which is incorporated herein by reference, is the name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship, of each of CDI’s directors and executive officers, as of the date hereof.

During the last five years, neither CDI nor, to its knowledge, any of the other persons identified in Schedule A: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such entity or person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

As described in response to Item 4, the Youbet Common Stock to which this Schedule 13D relates has not been purchased by CDI, and thus no funds were used for such purpose. As an inducement for CDI to enter into the Merger Agreement described in Item 4, Mr. Lloyd I. Miller III, New World Opportunity Partners I, L.P., and each of the directors of Youbet in their capacity as stockholders of Youbet (collectively, the “Youbet Stockholders”) entered into voting agreements, dated as of November 11, 2009 (the “Voting Agreements”), with CDI. CDI did not pay additional consideration to the Youbet Stockholders in connection with the execution and delivery of the Voting Agreements. For a description of the Voting Agreements, see Item 4 below, which description is incorporated herein by reference in response to this Item 3. Any beneficial ownership of CDI in Youbet Common Stock that may be deemed to arise from the Voting Agreements is not expected to require the expenditure of any funds.

Item 4. Purpose of Transaction.

As an inducement for CDI to enter in to the Merger Agreement (as defined below), the Youbet Stockholders entered into the Voting Agreements. The purpose of the Voting Agreements is to facilitate the transactions contemplated by the Merger Agreement.

Agreement and Plan of Merger

On November 11, 2009, CDI entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Youbet, Tomahawk Merger Corp., a Delaware corporation and wholly owned subsidiary of CDI (“Merger Corp”), and Tomahawk Merger LLC, a Delaware limited liability company and wholly owned subsidiary of CDI (“Merger LLC”). The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, (i) Merger Sub will merge with and into Youbet, with Youbet surviving as a wholly owned subsidiary of CDI (the “Merger”) and (ii) following completion of the Merger, the surviving corporation from the Merger will merge with and into Merger LLC (the “Subsequent Merger”), with Merger LLC surviving the Subsequent Merger.

Subject to the terms and conditions of the Merger Agreement, which has been unanimously approved and adopted by the boards of directors of both CDI and Youbet, at the effective time of the Merger (the “Effective Time”), each share of Youbet Common Stock issued and outstanding immediately prior to the Effective Time (other than treasury shares of Youbet, shares of Youbet Common Stock held by a wholly owned subsidiary of Youbet or shares of Youbet Common Stock held by CDI or any of CDI’s subsidiaries) will be converted into the right to receive (i) 0.0598 of a share (the “Exchange Ratio”) of CDI common stock (“CDI Common Stock”), no par value, and (ii) $0.97 in cash (together, the “Merger Consideration”), subject to adjustment to ensure that the Merger does not require CDI to issue more than 19.6% of the outstanding CDI Common Stock outstanding as of immediately prior to the Effective Time. No fractional shares of CDI Common Stock will be issued in the Merger, and Youbet’s stockholders will receive cash in lieu of fractional shares, if any, of CDI Common Stock.

Each outstanding vested and unvested Youbet stock option will be canceled at the Effective Time and the holders of such options that are in the money will receive a mix of cash and CDI stock, in the same proportion that each such optionholder would have received if such optionholder was a Youbet stockholder, based upon the amount by which $0.97 plus the product of (i) 0.0598 and (ii) the closing price of CDI’s common stock on The NASDAQ Stock Market on the day immediately prior to the date of the Effective Time exceeds the exercise price of each such Youbet stock option.

The Merger is also subject to customary closing conditions, including (i) approval and adoption by Youbet’s stockholders of the Merger Agreement, (ii) the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act, (iii) receipt of tax opinions from counsel to CDI and Youbet, (iv) effectiveness of CDI’s Registration Statement on Form S-4 covering shares of CDI Common Stock to be issued pursuant to the Merger, (v) absence of litigation or injunctions prohibiting the transactions contemplated by the Merger Agreement and (vi) subject to certain materiality exceptions, the accuracy of the representations and warranties made by CDI and Youbet, respectively, and compliance by CDI and Youbet with their respective obligations under the Merger Agreement.

The foregoing summary of the Merger Agreement is qualified in its entirety by the terms and conditions of the Merger Agreement, which is filed as Exhibit 1 to this Schedule 13D and is incorporated herein by reference.

Voting Agreements

In connection with the Merger Agreement, on November 11, 2009, CDI also entered into Voting Agreements with (i) Lloyd I. Miller, III, a significant stockholder of Youbet (“Miller”), (ii) New World Opportunity Partners I, L.P., a significant stockholder of Youbet (“New World”) and (iii) each of the directors of Youbet in their capacity as stockholders of Youbet (together, the “Voting Agreements”). Shares of Youbet Common Stock owned by the Youbet Stockholders subject to the Voting Agreements constituted approximately 24% of the total issued and outstanding shares of Youbet Common Stock as of November 11, 2009.

Pursuant to the terms of the applicable Voting Agreements, New World and each of the directors of Youbet have agreed to vote all of the shares of Youbet Common Stock owned or held by them in favor of the Merger Agreement and the transactions contemplated thereby. Pursuant to his Voting Agreement, Miller has agreed to vote the shares of Youbet Common Stock over which he has sole voting and dispositive power in favor of the Merger Agreement and the transactions contemplated thereby and, with respect to the shares of Youbet Common Stock that he has shared voting and dispositive power, to take commercially reasonable efforts, consistent with his duties and responsibilities as an investment advisor and otherwise consistent with applicable law, to recommend to the trustee for such shares that the trustee vote the shares of Youbet Common Stock for which Miller acts as an investment adviser in favor of the Merger Agreement and the transactions contemplated thereby.

Each Voting Agreement will remain in place until the earlier of (i) completion of the Merger, (ii) termination of the Merger Agreement, (iii) written notice from CDI to the stockholder terminating the Voting Agreement or (iv) an amendment to the Merger Agreement that results in a reduction to the consideration to be received by the stockholder or otherwise materially adversely affects such stockholder.

Each stockholder party to a Voting Agreement is subject to a customary “lock-up” provision with respect to their shares of Youbet Common Stock during the term of the Voting Agreement, as well as an additional three-month “lock-up” period following completion of the Merger with respect to the shares of CDI Common Stock issued to such stockholder in connection with the Merger. Each non-director Youbet stockholder party to a Voting Agreement is also subject to a customary non-solicitation covenant during the term of the Voting Agreement.

The foregoing summary of the Voting Agreements is qualified in its entirety by the terms and conditions of the Voting Agreements, which are filed as Exhibits 2, 3 and 4 to this Schedule 13D and are incorporated herein by reference.

Except as set forth in this Statement, the Merger Agreement and the Voting Agreements, neither CDI nor to CDI’s knowledge, any person named on Schedule A has any present plans which related to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) Pursuant to the Voting Agreements, CDI may be deemed to have beneficial ownership of 10,696,779 shares of Youbet Common Stock outstanding on the record date of any vote at a stockholder meeting or through written consent for certain events as set forth in the Voting Agreements. Based on 42,826,170 shares of Youbet Common Stock outstanding as of November 9, 2009, as set forth in the Merger Agreement, CDI may be deemed to have beneficial ownership of 25% of Youbet Common Stock if the record date were November 9, 2009. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by CDI that it is the beneficial owner of any of the Youbet Common Stock referenced herein for purposes of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

To CDI’s knowledge, no shares of Youbet Common Stock are beneficially owned by any of the persons listed on Schedule A.

(b) Pursuant to the Voting Agreements, CDI may be deemed to have shared power to vote or direct the voting of 10,696,779 shares of Youbet Common Stock held by the Youbet Stockholders.

The information required by Item 2 relating to the Youbet Stockholders is set forth in Schedule B and consists of information filed by the Youbet Stockholders under Sections 13 and 16 of the Exchange Act. While CDI has no reason to believe that such information was not reliable as of its date, CDI makes no representation or warranty with respect to the accuracy or completeness of such information, and the filing of this Schedule 13D shall not create any implication under any circumstances that there have been no events, or that there is no other information, including events or information not yet publicly disclosed by any of the Youbet Stockholders, which may affect the accuracy or completeness of such information.

(c) Except for the Merger Agreement and the Voting Agreements, and the transactions contemplated by those agreements, neither CDI nor, to CDI’s knowledge, any person named on Schedule A, has effected any transaction in Youbet Common Stock during the past 60 days.

(d) Except for the Merger Agreement and the Voting Agreements, and the transactions contemplated by those agreements, neither CDI nor, to CDI’s knowledge, any person named on Schedule A, has the right to receive or power to direct the receipt of dividends from, or proceeds from the sale of, Youbet Common Stock.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than as described in Items 3, 4 and 5 and the agreements incorporated herein by reference and set forth as exhibits hereto, to the knowledge of CDI there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of Youbet, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or any pledge or contingency, the occurrence of which would give another person voting or investment power over the securities of Youbet.

Item 7. Material to be Filed as Exhibits.

The following documents are filed as exhibits:

Exhibit Number	Description of Exhibits

1	Agreement and Plan of Merger, dated as of November 11, 2009, among Churchill Downs Incorporated, Youbet.com, Inc., Tomahawk Merger Corp. and Tomahawk Merger LLC (Incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Churchill Downs Incorporated on November 13, 2009)

2	Voting Agreement, dated as of November 11, 2009, between Churchill Downs Incorporated and Lloyd I. Miller, III (Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Churchill Downs Incorporated on November 13, 2009)

3	Voting Agreement, dated as of November 11, 2009, between Churchill Downs Incorporated and New World Opportunity Partners I., L.P. (Incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Churchill Downs Incorporated on November 13, 2009)

4	Form of Voting Agreement, dated as of November 11, 2009, between Churchill Downs Incorporated and each director of Youbet.com, Inc. (Incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by Churchill Downs Incorporated on November 13, 2009)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 20, 2009	CHURCHILL DOWNS INCORPORATED

	By:	/S/ WILLIAM E. MUDD
	Name:	William E. Mudd
	Title:	Executive Vice President and Chief Financial Officer

SCHEDULE A

Churchill Downs Incorporated

Directors and Executive Officers

Except as indicated below, each person’s business address is c/o Churchill Downs Incorporated, 700 Central Avenue, Louisville, Kentucky 40208, and each such person is a United States citizen.

Name	Position	Present Principal Occupation and Business Address (if applicable)

Directors

Carl F. Pollard	Chairman of the Board	Owner, Hermitage Farm; Duff & Phelps Investment Management, 200 S. Wacker Dr., Ste 500, Chicago, IL 60606

Leonard S. Coleman, Jr.	Director	Retired

Craig J. Duchossois	Director	Chief Executive Officer and Director, The Duchossois Group, Inc.; 845 Larch Avenue, Elmhurst, IL 60126

Richard L. Duchossois	Director	Chairman, The Duchossois Group, Inc.; Arlington Park, Post Office Box 7, Arlington Heights, IL 60006

Robert L. Evans	President and Chief Executive Officer, Director	President and Chief Executive Officer of CDI

Robert L. Fealy	Director	President and Chief Operating Officer, The Duchossois Group, Inc.; 845 Larch Avenue, Elmhurst, IL 60126

J. David Grissom	Director	Chairman, Mayfair Capital, Inc.; Mayfair Capital/Glenview Trust Company, 4969 US Highway 41, Louisville, KY 40222

Daniel P. Harrington	Director	President and Chief Executive Officer, HTV Industries, Inc.

G. Watts Humphrey, Jr.	Director	President, GWH Holdings, Inc. ; 20 Stanwix Street, Suite 620, Pittsburgh, PA 15222-4801

James F. McDonald	Director	Chief Executive, Service Provider Group, Cisco Systems, Inc.

Susan E. Packard	Director	President, Brand Outreach, Scripps Networks; 9721 Sherrill Blvd., Knoxville, TN 37932

R. Alex Rankin	Director	President, Sterling G. Thompson Co.

Darrel R. Wells	Director	General Partner, Security Management Company; 4350 Brownsboro Road, Suite 310, Louisville, KY 40207

Executive Officers

Robert L. Evans	President and Chief Executive Officer

William C. Carstanjen	Chief Operating Officer

William E. Mudd	Executive Vice President and Chief Financial Officer

Rebecca C. Reed	Senior Vice President, Legal Affairs, Chief Compliance Officer and Secretary

Steven P. Sexton	Executive Vice President

Rohit Thukral	Executive Vice President, Technology Initiatives

SCHEDULE B

Certain Information Regarding the Youbet Stockholders

The information set forth on this Schedule B relating to the Youbet Stockholders is based on information filed with the SEC under Sections 13 and 16 of the Exchange Act. While CDI has no reason to believe that such information was not reliable as of its date, CDI makes no representation or warranty with respect to the accuracy or completeness of such information.

Lloyd I. Miller, III

Name	Present Principal Occupation of Such Person	Business Address
Lloyd I. Miller, III	Investing assets held by or on behalf of his family	4550 Gordon Drive Naples, Florida 34102

New World Opportunity Partners I, L.P.

New World Opportunity Partners I, L.P. (“NWOP”) is a limited partnership organized in Delaware. The principal business of NWOP is investing in securities. The principal business address and principal office address of NWOP is 1603 Orrington Avenue, Suite 1600, Evanston, Illinois 60201.

Youbet Directors

Name	Present Principal Occupation of Such Person	Business Address
Gary Adelson	Private Consultant	c/o Youbet.com, Inc. 2600 West Olive Avenue, 5th Floor, Burbank, California 91505

Raymond C. Anderson	Executive, Crowe Horwath, LLP	c/o Youbet.com, Inc. 2600 West Olive Avenue, 5th Floor, Burbank, California 91505

Michael Brodsky	Executive Chairman, Director of Youbet.com, Inc.	c/o Youbet.com, Inc. 2600 West Olive Avenue, 5th Floor, Burbank, California 91505

James Edgar	Retired	c/o Youbet.com, Inc. 2600 West Olive Avenue, 5th Floor, Burbank, California 91505

David Goldberg	President and Chief Executive Officer, Director of Youbet.com, Inc.	c/o Youbet.com, Inc. 2600 West Olive Avenue, 5th Floor, Burbank, California 91505

F. Jack Liebau	President, Bay Meadows Racing Association and, Hollywood Park Racing Association and Hollywood Park Fall Racing Association	c/o Youbet.com, Inc. 2600 West Olive Avenue, 5th Floor, Burbank, California 91505

Michael D. Sands	Partner, The Pritzker Group	c/o Youbet.com, Inc. 2600 West Olive Avenue, 5th Floor, Burbank, California 91505

Michael J. Soenen	Managing Partner, Soenen Capital, LLC	c/o Youbet.com, Inc. 2600 West Olive Avenue, 5th Floor, Burbank, California 91505

To the best of CDI’s knowledge, none of the Youbet Stockholders has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. To the best of CDI’s knowledge, each natural person listed above is a citizen of the United States.